Rocky Peak Capital Management, LLC Investment Adviser Code of Ethics and Professional Conduct 12/19/2011 to Current

Overview of Rocky Peak Capital Management's Code of Ethics and  Standards of Professional Conduct:

  Act with integrity and respect.
  Maintain knowledge and skills to provide investment services with competence.
  Research with diligence and thoroughness.
  Be objective in conducting investment analysis and making recommendations.
  Be fair and avoid conflicts of interest.
  Preserve the confidentiality of all client information.
  Conduct services in a professional and compliant manner.

Rocky Peak Capital Management, LLC's Code of Ethics and  Standards of Professional Conduct policy details:

Policy Objectives

Honesty and integrity are hallmarks of Rocky Peak Capital Management, LLC (the “Firm”).  The Firm has a fiduciary obligation to  its Investment Clients, and the Firm seeks the highest standards of ethics and conduct in all of its business relationships.

This Code has been adopted by the Firm pursuant to paragraphs (a)(1), (2), (4) and (5) of Rule 204A- 1 under the Investment Advisers Act of 1940 with the objectives of deterring wrongdoing and (1) providing standards of honest and ethical  conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships, (2) promoting  full, fair, accurate, timely and understandable disclosure in reports and documents which the Firm files with the Securities and Exchange  Commission and in other public communications made by the Firm, (3) promoting compliance with applicable governmental laws, rules and regulations,  (4) facilitating prompt internal reporting of violations of this Code, and (5) providing accountability for adherence to this Code.

This code and the separately adopted Policy and Procedures Manual in accordance with paragraphs (a)(3) and (b) of Rule 204A-1 under the Investment Advisers Act of 1940 and Rule 17j-1 under the Investment Company Act of 1940 is intended to be the Investment Adviser’s code of ethics described in paragraph (a)(1),  (2), (4) and (5) of Rule 204A-1 under the Investment Advisers Act of 1940.

     All records and reports created or maintained pursuant to this Code are intended solely for the internal use of the  Firm, are confidential, and in no event constitute an admission by any person as to any fact, circumstance or legal conclusion.

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Please see the Glossary of Terms for definitions of terms used in this Code.

Compliance with Laws, Rules and Regulations

The Firm expects its Supervised Persons to comply with all laws, rules and regulations applicable to its operation and business. Supervised  Persons should seek guidance whenever they are in doubt as to the applicability of any law, rule or regulation regarding any contemplated  course of action. The Firm holds information and training sessions to promote compliance with laws, rules and regulations, including insider  trading laws. Please consult the various guidelines and policies which the Firm has prepared in accordance with specific laws and regulations.

A good guideline, if in doubt on a course of  action, is “Always ask first, act later – if you  are unsure of what to do in any situation, seek  guidance before you act.”

As a registered investment adviser, the Firm is subject to regulation by the Securities and Exchange Commission, and compliance with federal,  state and local laws. The Firm insists on strict compliance with the spirit and the letter of these laws and regulations.

Conflicts of Interest

Each Supervised Person should be scrupulous in avoiding any conflict of interest with regard to the Firm’s interest. A “conflict of  interest” occurs when an individual’s private interest interferes with the interests of the Firm or its Investment Clients. A conflict  situation can arise when a Supervised Person pursues interests that prevent the individual from performing his duties for the Firm or an  Investment Client objectively and effectively. Conflicts of interest also arise when a Supervised Person or member of the individual’s family  receives undisclosed, improper benefits as a result of the individual’s positions with the Firm. Any conflict of  interest that arises in a specific situation or transaction  must be disclosed by the individual and resolved before  taking any action.

Matters involving a conflict of interest are prohibited as a matter of policy, except when approved by the Firm’s president or Chief  Compliance Officer. Conflicts of interest may not always be evident, and individuals should consult with higher levels of management or legal  counsel if they are uncertain about any situation. In no event, however, shall investment in any security made in accordance with the  Firm’s Policy on Personal Securities Transactions (or comparable policy or code then in effect) be considered a conflict of interest with  the Firm.

Corporate Opportunities

Supervised Persons shall not take for themselves personally opportunities that are discovered through the use of their position with the Firm,  except with the approval of the Firm’s President or Chief Compliance Officer. Supervised Persons of the Firm owe a duty to the  Firm to advance its legitimate interests when the opportunity to do so arises. In no event, however, shall investment in any security  made in accordance with the Firm’s Policy on Personal Securities Transactions (or comparable policy or code then in effect) be considered  a business opportunity of the Firm.

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Confidentiality

Supervised Persons shall exercise care in maintaining the confidentiality of any confidential information respecting the Firm or its Investment  Clients, except when disclosure is authorized or legally mandated. Supervised Persons should consult with the Firm’s Chief Compliance Officer or  legal counsel if they believe that have a legal obligation to disclose confidential information. Confidential information includes nonpublic information  of the Firm that may be helpful to competitors, or otherwise harmful to the Firm, or its Investment Clients. Confidential information also  includes information respecting the portfolio holdings of Investment Clients (including particularly Investment Company Clients). The obligation to preserve  confidentiality of this information continues after association with the Firm ends.

Fair Dealing

Supervised Persons should endeavor to deal fairly with Investment Clients, service providers and competitors, and shall not seek unfair advantage  through improper concealment, abuse of improperly acquired confidential information, misrepresentation of material facts when the other party is known  by the Supervised Persons to rely justifiably on the individual to disclose those facts truthfully, or improper and unfair dealing.

Business Gifts and Entertainment

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain  unfair advantage. No gift or entertainment should ever be offered, given, provided or accepted by any Supervised Person in connection with  the Firm’s business unless it (1) is consistent with customary business practices, (2) is not excessive in value, (3) cannot be  construed as a bribe, payoff or kickback and (4) does not violate any laws or regulations.

No Supervised Person shall provide to or accept from any client or prospective client, or person or entity that does or seeks to  do business with or on behalf of the Firm, more than $100.00  worth of gifts per year. (this limit does not include nominal logo/promotional items). No Supervised Person may give or accept cash  or cash equivalent gifts.

Supervised Persons may provide to or accept from any client or prospective client, or person or entity that does or seeks to do  business with or on behalf of the Firm a business entertainment event such as a dinner, golf outing, theater or sporting event if  the person or entity providing the entertainment is present and as long as the event is not extravagant or excessive so as to  give the appearance of impropriety.

On a quarterly basis, within 30 days of quarter end, all Supervised Persons who are designated as Access Persons will be required to  report all entertainment and gifts that were given and received within the previous quarter.

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Protection and Proper Use of Firm Assets

All Supervised Persons should endeavor to protect the assets of the Firm and its Investment Clients, and pursue their efficient investment  in accordance with the Firm’s business purposes. Any suspected incident of fraud or theft should be immediately reported for investigation  as hereinafter described under the caption “Administration and Enforcement of the Code.”  The obligation of Supervised Persons to protect  the assets of the Firm includes its proprietary information. Proprietary information includes intellectual property such as trademarks and copyrights,  as well as business, marketing and service plans, databases, records, salary information, unpublished financial data and reports. Unauthorized use or  distribution of this information violates this Code.

Insider Trading

All Supervised Persons should pay particular attention to potential violations of insider trading laws. Insider trading in both unethical and  illegal and will be dealt with decisively if it occurs.

Supervised Persons are expected to familiarize themselves with the  Policy on Insider Trading, adopted by the Firm. If they have questions  about these guidelines, they should consult with the Firm’s president, the Chief Compliance Officer, or the Firm’s legal counsel.

Comment: Attention is directed to the Firm’s Policy on  Insider Trading, which appears in the Firm’s Policies and  Procedures Manual.

Transaction Reports

On a quarterly basis, within 30 days of quarter end, all Supervised Persons who are designated as Access Persons will be required to  report personal securities transactions.  Transaction reports must contain the following information about each transaction in any reportable security  in which the access person had, or by reason of the transaction acquired, any direct or indirect beneficial ownership: (1) the date of  the transaction, the title and (as applicable) the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each  Reportable Security involved; (2) the nature of the transaction; (3) the price of the security at which the transaction was effected; (4)  the name of the broker, dealer or bank with or through which the transaction was effected; and (5) the date of the report.

Exceptions from Reporting Requirements: Reports are not required: (1) with respect to securities held in accounts over which the access person  had no direct influence or control; (2) with respect to transactions effected pursuant to an automatic investment plan; or (3) which would  duplicate information contained in broker trade confirmations or account statements provided the Adviser receives such confirmations or statements within  30 days after the end of the applicable calendar quarter and holds them in its books and records.

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Administration and Enforcement of the Code

Certification

Each newly hired Supervised Person of the Firm will be provided a copy of the Code. Each such individual must certify in writing  within 30 days that they have received a copy of the Code, read and understand all provisions of the Code, and agree to comply  with the applicable terms of the Code. The Firm will provide its Supervised Persons with any amendments to the Code and will require  all such individuals to certify in writing that they have received, read and understand the amendments. Each year the Chief Compliance  Officer will conduct an annual meeting with Supervised Persons to review the Code. Supervised Persons will annually certify that they have  read, understood and complied with the Code, that they have made all of the reports required by the Code and have not engaged in  any prohibited conduct.

Reporting Violations

All Supervised Persons are required to promptly report any actual, apparent or suspected violations of the Code to the Chief Compliance  Officer. If the Chief Compliance Officer or another compliance officer is not available the individual should report the violation to their  immediate supervisor who is then responsible for reporting it to the Chief Compliance Officer. All reports will be treated confidentially to  the extent permitted by law and investigated promptly.

Glossary

“Access Person” means:  i. Any Trustee, director, officer or partner of any of the Companies.  ii. Any Supervised  Person of any of the Companies, unless, in the Chief Compliance Officer’s sole discretion, a particular Supervised Person does not have  ongoing access to the Companies’ headquarters or information systems.  iii. Individuals who are registered with the FINRA as an associated  person of the Firm.  iv. Any director, officer, general partner or employee of any company in a Control relationship with any of  the Companies who, in connection with their regular functions or duties, make, participate in, or obtain information regarding the purchase or  sale of Securities by any Investment Client, or whose functions relate to the making of any recommendations with respect to those purchases  or sales.  v. Any natural person who is in a Control relationship with any of the Companies and who obtains information concerning  recommendations made to any Investment Client with regard to the purchase or sale of Securities by the Investment Client.

“Chief Compliance Officer” means, for purposes of this Code, the Firm’s chief compliance officer.

“Fund” means any series of Rocky Peak Funds or any other Investment Company as to which the Firm is an investment adviser  or sub adviser.

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“Investment Client” means any person with whom the Firm has a contract to perform discretionary investment management services,  including any series of an Investment Company.

“Investment Company” means a company registered as such under the Investment Company Act of 1940.

“Investment Company Client” means any Investment Company (or series thereof ) as to which the Firm is an  investment adviser or investment sub adviser.

“Policy on Personal Securities Transactions” means the Firm’s written policy of that name, as  revised from time to time. This Policy can be found in the Firm’s Manual of Policies and Procedures.

“Supervised Person” means any director, managing director, officer (or other person occupying a similar status or performing  functions similar to any of those persons) and employees, and any other persons who provide advice on behalf of the Firm and who  are subject to the Firm’s supervision and control.

In addition, Rocky Peak Capital Management, LLC has adopted and strictly enforces the CFA Institute’s Code of Ethics and Standards of Professional Conduct. The Code of Ethics reads as follows:

• Act with integrity, competence, diligence, respect, and in an ethical manner with the public, clients, prospective clients, employers, employees, colleagues in the investment profession, and other participants in the global capital markets.

• Place the integrity of the investment profession and the interests of clients above their own personal interests.

• Use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, taking investment actions, and engaging in other professional activities.

• Practice and encourage others to practice in a professional and ethical manner that will reflect credit on themselves and the profession.

• Promote the integrity of, and uphold the rules governing, capital markets.

• Maintain and improve their professional competence and strive to maintain and improve the competence of other investment professionals.

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